SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Orgenesis, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68619K204

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68619K204

1	NAME OF REPORTING PERSON

JACOB SAFIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,988,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

4,988,000
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,988,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.6%
12	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

NEW DIMENSIONS TRADING LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,988,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

2,988,000
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,988,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4%
12	TYPE OF REPORTING PERSON

OO

Item 1(a).	Name of Issuer:

Orgenesis Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Item 2(c).	Citizenship:

New Dimensions Trading Ltd. (“New Dimensions”)
c/o The Wolfson Group
One State Street Plaza, 29th Floor
New York, NY 10004
Citizenship: Cayman Islands

Jacob Safier
c/o The Wolfson Group
One State Street Plaza, 29th Floor
New York, NY 10004
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

68619K204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned

As of December 31, 2023:

New Dimensions Trading Ltd. beneficially owned 2,988,000 Shares.

Jacob Safier, as the portfolio manager of the Orgenesis investment by New Dimensions, may be deemed to beneficially own the Shares owned by New Dimensions and, therefore, may be deemed to beneficially own 4,988,000 Shares.

(b)	Percent of class:

The following percentages are based upon 31,877,063 Shares outstanding, which is the total number of Shares reported as outstanding in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

As of December 31, 2023:

New Dimensions beneficially owned 9.4% of the outstanding Shares.

Jacob Safier may be deemed to beneficially own 15.6% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

0 Shares.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

0 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

New Dimensions Trading Ltd.

By:	/s/ Chana Edelstein
	Name:	Chana Edelstein
	Title:	Director

/s/ Jacob Safier
Jacob Safier